UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                      -------------------------------

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                           (Amendment No. _____)*

                          Beacon Power Corporation
---------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.01 per share
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 073677106
---------------------------------------------------------------------------
                               (CUSIP Number)


                             December 31, 2000
---------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    |_|   Rule 13d-1(b)
                    |_|   Rule 13d-1(c)
                    |X|   Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073677106             SCHEDULE 13G             Page 2 of 10 Pages


1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSON (ENTITIES ONLY)

    THE BEACON GROUP ENERGY INVESTMENT FUND II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    (a)  [ ]
    (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           3,160,856

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         3,160,856

                 8  SHARED DISPOSITIVE POWER



9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,160,856 Shares, comprised of (i) 2,142,856 Shares; and (ii) warrants to purchase 1,018,000 Shares


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Approximately  7.3%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN

CUSIP No. 073677106             SCHEDULE 13G             Page 3 of 10 Pages


1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSON (ENTITIES ONLY)

    BEACON ENERGY INVESTORS II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    (a)  [ ]
    (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           3,160,856

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         3,160,856

                 8  SHARED DISPOSITIVE POWER



9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,160,856 Shares, comprised of (i) 2,142,856 Shares; and (ii) warrants to purchase 1,018,000 Shares


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Approximately  7.3%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN

CUSIP No. 073677106             SCHEDULE 13G             Page 4 of 10 Pages


1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSON (ENTITIES ONLY)

    ENERGY FUND II GP, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    (a)  [ ]
    (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           3,160,856

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         3,160,856

                 8  SHARED DISPOSITIVE POWER



9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,160,856 Shares, comprised of (i) 2,142,856 Shares; and (ii) warrants to purchase 1,018,000 Shares


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Approximately  7.3%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN

                                SCHEDULE 13G

     This Statement on Schedule 13G, relating to the common stock, par value $0.01 per share (the "Common Stock"), issued by Beacon Power Corporation, a Delaware corporation (the "Issuer"), is being filed by and on behalf of The Beacon Group Energy Investment Fund II, L.P. ("Fund II"), Beacon Energy Investors II, L.P. ("Investors II"), and Energy Fund II GP, LLC ("Energy") (collectively, the "Reporting Persons"). Investors II is the sole general partner of Fund II. Energy is the sole general partner of Investors II. The percentages reported herein are based on a representation by the Issuer that as of December 31, 2000, there were 42,033,314 shares of Common Stock outstanding.

ITEM 1(A).  NAME OF ISSUER:

                    Beacon Power Corporation (the "Issuer")

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    6D Gill Street
                    Woburn, MA 01801


ITEM 2(A).  NAME OF PERSON FILING:

                    This Schedule 13G is filed by Fund II, Investors II, and Energy.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    The business address of each of the Reporting Persons is 399 Park Avenue, New York, New York 10022.

ITEM 2(C).  CITIZENSHIP:

                    Each of the Reporting Persons is a citizen of Delaware.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

                    Common Stock, par value $0.01 per share.

ITEM 2(E).  CUSIP NUMBER:

                    073677106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

               (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

               (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

               (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)  [   ]   An    investment    adviser    in    accordance
                    withss.240.13d-1(b)(1)(ii)(E).

               (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

               (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

               (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J). If this statement is filed pursuant toss.240.13d-1(c), check this box [ ].

ITEM 4.   OWNERSHIP

Fund II
-------

     (a) Amount beneficially owned: 3,160,856 Shares, comprised of (i) 2,142,856 shares and (ii) warrants to purchase 1,018,000 shares

     (b) Percent of class: Approximately 7.3% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934)

     (c) Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 3,160,856

          (ii) Shared power to vote or to direct the vote:

          (iii)Sole  power to  dispose  or to direct  the  disposition  of:
               3,160,856

          (iv) Shared power to dispose or to direct the disposition of:

Investors II
------------

     (a) Amount beneficially owned: 3,160,856 Shares, comprised of (i) 2,142,856 shares and (ii) warrants to purchase 1,018,000 shares

     (b) Percent of class: Approximately 7.3% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934)

     (c) Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 3,160,856

          (ii) Shared power to vote or to direct the vote:

          (iii)Sole  power to  dispose  or to direct  the  disposition  of:
               3,160,856

          (iv)Shared power to dispose or to direct the disposition of:

Energy
------

     (a) Amount beneficially owned: 3,160,856 Shares, comprised of (i) 2,142,856 shares and (ii) warrants to purchase 1,018,000 shares

     (b) Percent of class: Approximately 7.3% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934)

     (c) Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 3,160,856

          (ii) Shared power to vote or to direct the vote:

          (iii)Sole  power to  dispose  or to direct  the  disposition  of:
               3,160,856

          (iv) Shared power to dispose or to direct the disposition of:

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10.  CERTIFICATIONS.

          Not Applicable

                               SIGNATURE PAGE
                               --------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2001

                                   THE BEACON GROUP ENERGY INVESTMENT
                                   FUND II, L.P.
                                   By: Beacon Energy Investors II L.P.,
                                   its general partner
                                   By /s/ Thomas G. Mendell
                                     -----------------------------------
                                   Name:   Thomas G. Mendell
                                           ---------------
                                   Title:  Authorized Signatory

                                   BEACON ENERGY INVESTORS II. L.P.
                                   By:  Energy Fund II GP, LLC,
                                   its general partner.
                                   By /s/ Thomas G. Mendell
                                     -----------------------------------
                                   Name:   Thomas G. Mendell
                                           ---------------
                                   Title:  Authorized Signatory

                                   ENERGY FUND II GP, LLC
                                   By: /s/ Thomas G. Mendell
                                      ----------------------------------
                                   Name:   Thomas G. Mendell
                                           ---------------
                                   Title:  Authorized Signatory

                                 EXHIBIT A
                                 ---------

                           JOINT FILING AGREEMENT
                           ----------------------


The undersigned agree that the foregoing Statement on Schedule 13G is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: February 14, 2001


                                   THE BEACON GROUP ENERGY INVESTMENT
                                   FUND II, L.P.
                                   By: Beacon Energy Investors II L.P.,
                                   its general partner
                                   By /s/ Thomas G. Mendell
                                     -----------------------------------
                                   Name:   Thomas G. Mendell
                                           ---------------
                                   Title:  Authorized Signatory

                                   BEACON ENERGY INVESTORS II. L.P.
                                   By:  Energy Fund II GP, LLC,
                                   its general partner.
                                   By /s/ Thomas G. Mendell
                                     -----------------------------------
                                   Name:   Thomas G. Mendell
                                           ---------------
                                   Title:  Authorized Signatory

                                   ENERGY FUND II GP, LLC
                                   By: /s/ Thomas G. Mendell
                                      ----------------------------------
                                   Name:   Thomas G. Mendell
                                           ---------------
                                   Title:  Authorized Signatory